FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of October, 2012

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding the power generation within China during the first three quarters of 2012 by Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on October 16, 2012.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

POWER GENERATION WITHIN CHINA
DECREASES BY 5.40% FOR THE FIRST
THREE QUARTERS OF 2012

This announcement is made pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announced its power generation for the first three quarters of 2012.

According to the Company’s preliminary statistics, as of 30 September 2012, the Company’s total power generation within China on consolidated basis amounted to 223.662 billion kWh, representing a decrease of 5.40% over the same period last year; accumulated electricity sold amounted to 210.916 billion kWh, representing a decrease of 5.33% over the same period last year.

The decrease in power generation of the Company was mainly attributable to the following reasons:

1.
Affected by the slower economic growth nationwide and the weak demand for electricity, the power generation across the country grew by only approximately 3%. The growth of power generation in the areas where the Company’s power plants are located increased by 0.74% on consolidated basis, and the power generation by coal-fired generating plants decreased by over 3.5% on consolidated basis over the same period last year.

2.	The average capacity growth rate of the Company for the first three quarters of 2012 was

2.4 percentage points lower than that in the locations where the Company’s power plants are situated, which affected the Company’s share in the power generation market.

3.
During the period from May to September 2012, there had been a rich supply of water to hydropower plants in the provinces and municipalities of Hunan, Jiangxi, Chongqing, Fujian, Gansu and Yunnan, etc., leading to a very high loading rate of hydropower units. In particular, there had been a sharp increase in the hydropower generation provided to Guangdong from Three Gorges, Yunnan and Guizhou. The rise of hydropower generation narrowed the demand for coal-fired power generation in the provinces where hydropower is generated or provided, and significantly affected the Company’s generation output.

4.
The long-term suspension of the coal mines in the surrounding areas of Yunnan Diandong due to safety accidents in the first quarter of this year resulted in tense supply of coal to the Company’s two power plants in Diandong, and affected electricity production of the Company.

The power generation and electricity sold by each of the Company’s domestic power plants for the first three quarters of 2012 are listed below (in billion kWh):

Domestic Power Plant	Power generation for the first three quarters of 2012	Power generation for the first three quarters of 2011	Change	Electricity sold for the first three quarters of 2012	Electricity sold for the first three quarters of 2011	Change

Liaoning Province
Dalian	4.350	5.054	-13.93%	4.136	4.795	-13.74%
Dandong	2.362	2.518	-6.20%	2.247	2.396	-6.22%
Yingkou	5.808	6.539	-11.18%	5.433	6.124	-11.28%
Yingkou Co-generation	2.438	2.282	6.84%	2.284	2.129	7.28%
Wafangdian Wind Power	0.071	0.037	91.89%	0.070	0.035	100%
Suzihe Hydropower	0.009	—	—	0.008	—	—

Inner Mongolia
Huade Wind Power	0.151	0.093	62.37%	0.150	0.092	63.04%

Domestic Power Plant	Power generation for the first three quarters of 2012	Power generation for the first three quarters of 2011	Change	Electricity sold for the first three quarters of 2012	Electricity sold for the first three quarters of 2011	Change

Hebei Province
Shang’an	10.985	11.109	-1.12%	10.248	10.447	-1.90%
Kangbao Wind Power	0.042	0.00029	14383%	0.042	—	—

Gansu Province
Pingliang	6.512	9.066	-28.17%	6.148	8.582	-28.36%
Jiuquan Wind Power	0.580	—	—	0.575	—	—

Beijing
Beijing Co-generation	3.342	3.691	-9.46%	2.946	3.263	-9.71%
Beijing Co-generation (Combined Cycle)	2.622	—	—	2.558	—	—

Tianjin
Yangliuqing Co-generation	4.989	5.095	-2.08%	4.643	4.766	-2.58%

Shanxi Province
Yushe	2.646	3.064	-13.64%	2.445	2.830	-13.60%
Zuoquan	4.543	—	—	4.226	—	—

Shandong Province
Dezhou	11.430	11.335	0.84%	10.726	10.666	0.56%
Jining	3.790	3.769	0.56%	3.517	3.503	0.40%
Xindian	2.649	2.505	5.75%	2.480	2.344	5.80%
Weihai	8.488	8.248	2.91%	8.081	7.848	2.97%
Rizhao Phase II	5.855	6.337	-7.61%	5.534	5.983	-7.50%
Zhanhua Co-generation	1.361	1.232	10.47%	1.243	1.126	10.39%

Henan Province
Qinbei	13.163	11.673	12.76%	12.402	11.009	12.65%

Domestic Power Plant	Power generation for the first three quarters of 2012	Power generation for the first three quarters of 2011	Change	Electricity sold for the first three quarters of 2012	Electricity sold for the first three quarters of 2011	Change

Jiangsu Province
Nantong	6.578	7.148	-7.97%	6.273	6.819	-8.01%
Nanjing	2.792	2.936	-4.90%	2.636	2.769	-4.80%
Taicang	9.117	8.648	5.42%	8.673	8.179	6.04%
Huaiyin	5.426	5.843	-7.14%	5.103	5.494	-7.12%
Jinling (Combined-cycle)	3.314	2.819	17.56%	3.240	2.752	17.73%
Jinling (Coal-fired)	8.047	8.641	-6.87%	7.659	8.124	-5.72%
Qidong Wind Power	0.256	0.214	19.63%	0.250	0.209	19.62%

Shanghai
Shidongkou First	5.973	5.865	1.84%	5.638	5.520	2.14%
Shidongkou Second	5.016	5.616	-10.68%	4.812	5.390	-10.72%
Shanghai Combined-cycle	1.199	1.031	16.29%	1.169	1.005	16.32%
Shidongkou Power	5.638	4.812	17.17%	5.356	4.538	18.03%

Chongqing
Luohuang	8.449	12.119	-30.28%	7.795	11.229	-30.58%

Zhejiang Province
Yuhuan	17.465	20.431	-14.52%	16.599	19.452	-14.67%

Hubei Province
Enshi Maweigou Hydropower	0.039	—	—	0.038	—	—

Hunan Province
Yueyang	5.662	7.961	-28.88%	5.285	7.485	-29.39%
Xiangqi Hydropower	0.126	—	—	0.125	—	——

Jiangxi Province
Jinggangshan	6.382	7.188	-11.21%	6.074	6.835	-11.13%

Domestic Power Plant	Power generation for the first three quarters of 2012	Power generation for the first three quarters of 2011	Change	Electricity sold for the first three quarters of 2012	Electricity sold for the first three quarters of 2011	Change

Fujian Province
Fuzhou	9.711	12.610	-22.99%	9.206	11.979	-23.15%

Guangdong Province
Shantou Coal-fired	4.693	5.355	-12.36%	4.442	5.020	-11.51%
Haimen	9.523	10.685	-10.88%	9.089	10.206	-10.94%

Yunnan Province
Diandong Energy	6.251	8.432	-25.87%	5.769	7.770	-25.75%
Yuwang Energy	3.819	4.427	-13.73%	3.543	4.067	-12.88%

Total	223.662	236.428	-5.40%	210.916	222.780	-5.33%

The accumulated power generation of Tuas Power Limited in Singapore accounted for a market share of 26.2% in Singapore for the first three quarters of 2012, representing a decrease of 1.3 percentage points compared to the same period last year.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong

(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC
16 October 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name:	Du Daming
Title:	Company Secretary

Date:    October 16, 2012